EXHIBIT 99.1

Golar LNG Partners L.P. : Common Unit Repurchase Program

HAMILTON, BERMUDA - In light of the recent lows in the price of its common units, Golar LNG Partners LP (NASDAQ: GMLP) (the "Partnership") announced today that the Board has authorized the repurchase by the Partnership of up to $25 million of its outstanding common units over the next two years.  Under the terms of the repurchase program, the Partnership may repurchase common units from time to time, at the Partnership's discretion, on the open market or in privately negotiated transactions. Any repurchases are subject to market conditions, applicable legal requirements and other considerations. Common units will be purchased only during periods where the Partnership is not aware of material inside information that would likely affect a seller's decision to sell.  The Partnership is not obligated under the repurchase program to repurchase any specific dollar amount or number of common units, and the repurchase program may be modified, suspended or discontinued at any time. Any common units repurchased by the Partnership under the program will be cancelled.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership's operations, performance and financial condition.  Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. Such statements are generally not historical in nature and specifically include statements about the Partnership's plans, strategies, business prospects and changes and trends in the business in which it operates.  In particular, statements regarding the Partnership's cash distributions and common unit repurchase plan are considered forward looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership's control. Actual results may differ materially from those expressed or implied by such forward-looking statements. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Hamilton, Bermuda

March 5, 2018

Investor relations enquiries:

Golar Management Limited - +44 207 063 7900

Graham Robjohns

Brian Tienzo

Stuart Buchanan

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.